Phoenix International Ventures, Inc.
2201 Lockheed Way
 Carson City, Nevada 89706

August 2, 2007
By Facsimile Transmission (202) 772-9204

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:           Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:           Phoenix International Ventures, Inc.
Registration Statement on Form SB-2
Registration Statement No. 333-140257

Dear Ms. Long:

Phoenix International Ventures, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:30 a.m., Monday, August 6, 2007, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.
Very truly yours, Phoenix International Ventures, Inc.

By:	/s/ Zahir Teja
Zahir Teja
President and CEO